Exhibit 99.1
Qiao Xing Universal Telephone, Inc Signs Letter of Intent
in Connection with the Proposed Sale of its Subsidiary
Qiao Xing Communication Holdings Limited
     HUIZHOU, Guangdong, China, Sept. 1 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced that it has signed a letter of intent (“LOI”) with Dragon Fu Investment Limited (“DFIL”) in connection with a proposed sale of its subsidiary, Qiao Xing Communication Holdings Limited.
     Qiao Xing Communication Holdings Limited (“QXCH”), which is primarily specialized in the indoor phone and low-end mobile phone business via its subsidiary Huizhou Qiao Xing Communication Industry Co., Ltd (“HZQXCI”), recorded a loss of Rmb 291.0 million (USD42.7 million) for the year 2008, mainly due to the global economic downturn and increasingly intensive competition. In order to carry out the Company’s diversification strategy, the Board has authorized the management to seek potential buyers to dispose of this business sector.
     Dragon Fu Investment Limited is an independent third-party holding company which is planning to enter into China’s consumer electronics industry.
     Pursuant to the LOI, it is proposed that the Company would sell the 100% equity interest in QXCI to DFIL (“the proposed Transaction”). The completion of the Proposed Transaction is subject to, including but not limited to, due diligence to be conducted by DFIL, a valuation report to be issued by a qualified appraisal firm, and a definitive sales and purchase agreement.
     According to the executive director of DFIL, the widely-recognized ‘COSUN’ brand name and the extensive distribution network are the most attractive factors for DHIL’s new entry strategy.
     Mr, Wu Ruilin, Chairman of XING, also gave his comments, “Now, it is the right time to focus on the resource industry. So far, our Moly business has been going well. Things have kept moving forward in the right direction.”
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set- top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. During 2009, the Company has acquired the 100% equity interest in China Luxuriance Jade Company, Ltd and now has begun to diversify into the resource industry.

     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of September 1, 2009, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
     For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.
     -0-       09/02/2009
/CONTACT: Rick Xiao, Qiao Xing Universal Telephone, Inc., +86-752-282-0268, or rickxiao@qiaoxing.com/ (XING)